UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

New York Mortgage Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

649604105

(CUSIP Number)

March 13, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 649604105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH ADVISORS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 591,714

	6.	Shared Voting Power 663,414

	7.	Sole Dispositive Power 591,714

	8.	Shared Dispositive Power 663,414

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,414

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.62%

12.	Type of Reporting Person (See Instructions) IA

  Page 2 of 9 pages

CUSIP No. 649604105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH SECURITIES CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,700

	6.	Shared Voting Power 663,414

	7.	Sole Dispositive Power 71,700

	8.	Shared Dispositive Power 663,414

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,414

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.62%

12.	Type of Reporting Person (See Instructions) BD

 Page 3 of 9 pages

CUSIP No. 649604105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Larwrence G. Callahan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 353,000

	6.	Shared Voting Power 944,714

	7.	Sole Dispositive Power 353,000

	8.	Shared Dispositive Power 944,714

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,414

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.62%

12.	Type of Reporting Person (See Instructions) IN

Page 4of 9 pages

Item 1.
	(a)	Name of Issuer: New York Mortgage Trust, Inc. (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices: 1301 Avenue of the Americas, New York, NY 10019

Item 2.
	(a)	Name of Person Filing: This Statement on Schedule 13G (this "Statement") is filed by Huntleigh Advisors, Inc., and Huntleigh Securities Corp, which are affiliated companies under common control.
	(b)	Address of Principal Business Office or, if none, Residence: 7800 Forsyth Blvd, 5th Floor, St. Louis, MO 63105
(c)

Citizenship:
Huntleigh Advisors, Inc. is a Missouri corporation and an SEC registered investment adviser. Huntleigh Securities Corp. is a Missouri corporation and an NASD member broker/dealer. Lawrence Callahan is a US citizen.

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 649604105

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Huntleigh Advisors, Inc.   Huntleigh Advisors, Inc. is the record and beneficial owner of 591,714 shares of Common Stock and shares voting and dispositive power over 663,414 with Huntleigh Securities Corp.,

Huntleigh Securities Corp. Huntleigh Securities Corp., as an affiliated company under common control, may be deemed to beneficially own the 663,414 shares held of record by Huntleigh Advisors, Inc., and shares voting and dispositive power over such shares with Huntleigh Advisors, Inc.

Lawrence Callahan Lawrence Callahan, as a controlling member of Huntleigh Advisors, Mr. Callahan may be deemed to beneficially own 591,714 shares held of record by Huntleigh Advisors, Inc. and 353,000 shares held by Mr. Callahan, his wife, and children.

 Page 5of 9 pages

(b) Percent of class: Huntleigh Advisors, Inc. 5.62% Huntleigh Securities Inc. 5.62% Lawrence Callahan 5.62%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Huntleigh Advisors, Inc. 591,714 shares Huntleigh Securities Corp. 71,700 shares Lawrence Callahan 353,000 shares
(ii) Shared power to vote or to direct the vote: Huntleigh Advisors, Inc. 663,414 shares Huntleigh Securities Corp. 663,414 shares Lawrence Callahan 944,714 shares
(iii) Sole power to dispose or to direct the disposition of: Huntleigh Advisors, Inc. 591,714 shares Huntleigh Securities Inc. 71,000 shares Lawrence Callahan 353,000 shares
(iv)

Shared power to dispose or to direct the disposition of:

Shared power to vote or to direct the vote:

Huntleigh Advisors, Inc.                                                                                      663,414 shares

Huntleigh Securities Inc.                                                                                      663,414 shares

Lawrence Callahan                                                                                                901,714 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable. Page 6 of 9 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Huntleigh Advisors, Inc., and Huntleigh Securities Corp., are under common control and may be deemed a group. Mr. Callahan, as a controlling member of Huntleigh Advisors, Inc. may be deemed a part of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 13, 2007

By:	Huntleigh Advisors, Inc.

/s/ Robert Chambers
By:	Robert Chambers, President
By:	Huntleigh Securities Corp.

By:	/s/ Robert Chambers
Robert Chambers, President

By:	/s/ Robert Chambers
Robert Chambers, President

By:	/s/ Lawrence Callahan
Lawrence Callahan

Page 8 of 9 pages

Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, of New York Mortgage Trust, Inc. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: March 13, 2007	Huntleigh Advisors, Inc.

	By:	/s/ Robert Chambers
Robert Chambers, President

Huntleigh Securities Corp.

	By:	/s/ Robert Chambers
Robert Chambers, President

Lawrence Callahan

	By:	/s/ Lawrence Callahan
Lawrence Callahan

 Page 9 of 9 pages